December 6, 2017

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

RE:	Universal Logistics Holdings, Inc.
Registration Statement on Form S-3
Filed October 30, 2017
File No. 333-221215

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Universal Logistics Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 11:00 a.m., Eastern Time, on December 8, 2017, or as soon thereafter as is practicable.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Mr. Courtney Crouch at (501) 688-8822.

Sincerely,

UNIVERSAL LOGISTICS HOLDINGS, INC.

/s/ Jude Beres
Jude Beres
Chief Financial Officer and Treasurer

cc:	Courtney C. Crouch, III
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.